August 22, 2023

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:             Vanguard Quantitative Funds

  File No. 33-08553
                   Post-Effective Amendment No. 67 – Vanguard Growth and Income Fund (the “Fund”)

Dear Ms. Larkin,

This letter responds to your comments provided on July 20, 2023, to the above-referenced post-effective amendment.

Comment 1: Fees and Expenses

Comment: In the “Annual Fund Operating Expenses” table, footnote 1 states, “The expense information shown in the table has been restated to reflect estimated amounts.” Please supplementally explain the basis for this footnote.

Response: The addition of Wellington Management Company LLP (“Wellington Management”) to the Fund is expected to increase the Fund’s expense ratios. We restated the “Annual Fund Operating Expenses” accordingly pursuant to Form N1-A Item 3(d).

Comment 2:  Fees and Expenses

Comment:  In the “Annual Fund Operating Expenses” table, the fee waiver amount is listed as 0.01% in the table while footnote 2 states that Wellington Management has contractually agreed to waive 0.03%. Please consider adjusting the footnote or supplementally explaining why these numbers are different.

Response: We have modified the footnote to clarify that Wellington Management has contractually agreed to waive 0.03% of the management fee on its portion of the Fund. We note that the Fund is multi-managed by three advisors, and the number in the table reflects Wellington Management’s fee waiver as spread across the entire Fund.

Comment 3:  Security Selection

Comment:  In the “Security Selection” section, there is a sentence that states, “The advisor will employ a bottom-up approach that seeks to add value through in-depth fundamental research and understanding of its industries.” Please consider modifying this and other similar statements in this section to clarify if they are referring to the GIAs, the Fund, or both.

Response: We have modified the disclosure in the manner requested.

Please contact me at elizabeth_bestoso@vanguard.com or (610) 669-2531 with any questions or comments regarding the above response.

Sincerely,

/s/ Elizabeth Bestoso

Elizabeth Bestoso

Senior Counsel

The Vanguard Group, Inc.

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